Contact

www.linkedin.com/in/evanpayne
(LinkedIn)

Top Skills

Data Analytics
Javascript
Web Scraping

Evan Payne

Senior Software Engineer at Samtec
Louisville Metropolitan Area

Experience

Samtec Inc
Senior Software Engineer
February 2022 - Present (2 years 10 months)

Waystar
Lead Application Engineer
January 2020 - February 2022 (2 years 2 months)

Get Beyond
Software Developer
September 2018 - January 2020 (1 year 5 months)

The Rawlings Group
Software Developer
August 2017 - August 2018 (1 year 1 month)

AmeriSave Mortgage Corporation
Sales Representative
February 2012 - January 2016 (4 years)

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